                                                                    EXHIBIT 99.1

           NOTICE OF FOURTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 15, 2002

To Our Shareholders:

         You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the fourteenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd (the "Company") to be held in Singapore on Wednesday, May 15, 2002 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 10:00 a.m. (Singapore time) for the following purposes:

                                ROUTINE BUSINESS


1) To adopt the Audited Accounts of the Company for the year ended December 31, 2001, including the reports of the Directors and the Auditors.

2)       To re-elect the following Directors retiring pursuant to:

         (a) Article 94 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

                                  Ms. Ho Ching
                               Mr. Lim Ming Seong
                               Dr. Tsugio Makimoto

         (b) Article 99 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

                               Mr. Tay Siew Choon
                             Mr. Peter Seah Lim Huat

3) To re-appoint Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 and for these purposes to consider and, if thought fit, to pass with or without modifications the following resolutions:

         (a) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Aubrey C. Tobey be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.

         (b) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Dr. James H. Van Tassel be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.

         (c) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.

4) To re-appoint KPMG as the Company's Auditors and to authorize the Directors to fix their remuneration.

5) To approve Directors' fees up to $433,252 for the year ended December 31, 2001 ($472,000 for the year ended December 31, 2000).

                                SPECIAL BUSINESS

         To consider and, if thought fit, to pass with or without modifications the following resolutions, as to which each of the resolutions under proposal 6 will be proposed as Special Resolutions, and each of the resolutions under proposal 7 will be proposed as Ordinary Resolutions:

SPECIAL RESOLUTIONS

6)(a)    Alterations to the Memorandum of Association of the Company

         That clause 3 of the Memorandum of Association of the Company be and is hereby altered in the manner as set out in the Proxy Statement accompanying the Notice of Annual General Meeting dated April 16, 2002.

  (b)    Alterations to the Articles of Association of the Company

         That Articles 2, 87(B), 89, 90, 91, 92, 94 and 141, the heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" before
         Article 89 and the corresponding marginal notes to Articles 89, 90, 91 and 92 of the Articles of Association of the Company be and are hereby altered in the manner as set out in the Proxy Statement accompanying the Notice of Annual General Meeting dated April 16, 2002.

ORDINARY RESOLUTIONS

7)(a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50

         That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting ("AGM") of the Company or the expiration of the period within which the next AGM is required by law to be held, whichever is the earlier.

  (b) Authority to Create and Issue Securities and to Allot and Issue Shares in Connection Therewith Pursuant to Section 161 of the Companies Act, Chapter 50

         That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

         (i)      (aa)     create and issue securities ("Securities")
                           including, without limitation, warrants or options to subscribe for new shares of the Company ("New
                           Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New
                           Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

                  (bb) create and issue any further Securities ("Further Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

                  (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

         (ii)     allot and issue from time to time:-

                  (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

                  (bb) on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

                  (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

         (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

  (c) Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company's Share Option Plan 1999 (the "Option Plan")

         That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Option Plan, as amended and restated.

  (d) Authority to Offer and Grant Rights and to Allot and Issue Additional Shares Pursuant to the Company's Employee Share Purchase Plan 2001 (the "Company Purchase Plan")

         That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Company Purchase Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Company Purchase Plan .

  (e) Authority to Offer and Grant Rights and to Allot and Issue Additional Shares Pursuant to the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan")

         That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP Purchase Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP Purchase Plan.

8) To transact any other business as may be properly transacted at an annual general meeting.

         The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

         The Board of Directors has fixed the close of business on March 15, 2002 as the date for determining those holders of Ordinary Shares ("Shareholders") who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company's 2001 Annual Report to Shareholders (the "Annual Report"). A Shareholder who is registered with The Central Depository (Pte) Limited or the Company at least 48 hours before the time set for the Annual General Meeting on May 15, 2002 shall be entitled to vote in person or by proxy at the Annual General Meeting.

NOTE:

(1) A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(3) The Company is subject to the continuing Nasdaq National Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

                                                          BY ORDER OF THE BOARD


                                                             ANGELA HON KAH SIM
                                                              NANCY TAN SEE SIN
                                                      JOINT COMPANY SECRETARIES

Singapore
April 16, 2002

                               PROXY STATEMENT FOR
              FOURTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                           TO BE HELD ON MAY 15, 2002

GENERAL

         This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Chartered Semiconductor Manufacturing Ltd (the "Company"), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), of proxies to be voted at the Company's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in Singapore on Wednesday, May 15, 2002 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 10:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

         This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of Annual General Meeting and the Company's 2001 Annual Report to Shareholders (the "Annual Report") were mailed to Shareholders on or about April 16, 2002.

         In the Proxy Statement and the Notice of Annual General Meeting, references to "S$" shall mean Singapore dollars, the legal currency of Singapore and references to "$" shall mean United States dollars, the legal currency of the United States. The Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 2001, which was S$1.8308 = $1.00. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

IMPORTANT DATE; SHARES OUTSTANDING

         The Board has fixed the close of business on March 15, 2002 as the date for determining those holders of ordinary shares, S$0.26 par value per share ("Shareholders") who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report. A Shareholder who is registered with The Central Depository (Pte) Limited ("CDP") or the Company at least 48 hours before the time set for the Annual General Meeting on May 15, 2002 shall be entitled to vote in person or by proxy at the Annual General Meeting.

         As at February 28, 2002, the Company had 1,384,147,687 ordinary shares, S$0.26 par value per share (the "Ordinary Shares"), issued and outstanding.

REVOCABILITY OF PROXIES

         A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

         To be effective, the instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.

VOTING AND SOLICITATION

         A Shareholder is a person whose name appears in the Depository Register of CDP in Singapore or in the Company's Register of Shareholders (Members). A Shareholder whose name appears on the Depository Register of CDP or in the Company's Register of Shareholders (Members) at least 48 hours before the time set for the Annual General Meeting on May 15, 2002 shall be entitled to vote in person or by proxy at the Annual General Meeting. On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

         Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders' instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the resolutions to be proposed under proposals 1, 2, 4, 5 and 7 will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposals 1, 2, 4, 5 and 7 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each Ordinary Share held. On a show of hands, each of the resolutions to be proposed under proposals 3 and 6 will be duly passed by the affirmative vote of a majority of not less than 3/4 of Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposals 3 and 6 will be duly passed by the affirmative vote of a majority of not less than 3/4 of votes cast at the Annual General Meeting for each Ordinary Share held.

         The entire cost of soliciting proxies will be borne by the Company.

QUORUM

         The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total issued and fully paid Ordinary Shares.

SECURITY OWNERSHIP

SHARE OWNERSHIP FOR DIRECTORS AND EXECUTIVE OFFICERS

         For information regarding the ownership of our Ordinary Shares by our Directors and executive officers, please see "Item 6. Share Ownership for Directors and Senior Management" set forth in the Form 20-F for the fiscal year ended December 31, 2001 as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 11, 2002 (the "Form 20-F as filed with the SEC"). Our Form 20-F as filed with the SEC is available over the Internet at the SEC's website at www.sec.gov.

MAJOR SHAREHOLDERS

         For information regarding our major Shareholders, please see "Item 7. Major Shareholders" set forth in the Form 20-F as filed with the SEC.

                              SUMMARY OF PROPOSALS

         Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

(1) Adoption of the Audited Accounts of the Company for the year ended December 31, 2001, including the reports of the Directors and the Auditors;
(2) Re-election of Directors retiring by rotation and Directors appointed by the Board as additional Directors;
(3) Re-appointment of Directors pursuant to Section 153(6) of the Companies Act, Chapter 50;
(4) Re-appointment of independent Auditors and authorization of the Board to fix their remuneration;
(5) Approval of Directors' fees for services rendered during the year ended December 31, 2001;
(6) Alterations to the Memorandum and Articles of Association of the Company; and
(7)      Authorization for the Board to allot and issue shares and securities.

                                 PROPOSAL NO. 1:
                ADOPTION OF THE AUDITED ACCOUNTS OF THE COMPANY,
               INCLUDING THE REPORTS OF THE DIRECTORS AND AUDITORS

         The Company's Annual Report for the fiscal year ended December 31, 2001 accompanies this Proxy Statement. The Annual Report includes the Company's United States dollar financial statements prepared in conformity with United States generally accepted accounting principles ("US GAAP") and the Supplementary Financial Statements described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary financial statements (the "Supplementary Financial Statements") containing financial information required to be presented under the Companies Act but not included in US GAAP financial statements. The financial statements are accompanied by the Auditor's Reports of KPMG, the Company's independent auditors.

     THE BOARD RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE COMPANY'S AUDITED ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, INCLUDING THE REPORTS
                         OF THE DIRECTORS AND AUDITORS.

                               PROPOSAL NO. 2(A):
                  RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

         In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors is elected at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Ms. Ho Ching and Messrs. Lim Ming Seong and Tsugio Makimoto are retiring by rotation at the Annual General Meeting. They are eligible to stand for re-election and have been nominated by the Board to do so.

         The biographies of Ms. Ho and Messrs. Lim and Makimoto follow. For a complete listing of our Board, please see "Item 6. Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC. Also see "Board and Committee Meetings" below and "Item 6. Compensation of Directors and

Officers" set forth in the Form 20-F as filed with the SEC, for a discussion of our Board and Committee meetings and the compensation of our Board members.

NOMINEES FOR DIRECTOR              AGE     DIRECTOR SINCE          POSITIONS CURRENTLY HELD WITH THE COMPANY
---------------------              ---     --------------          -----------------------------------------
Ho Ching                           48      November 1987           Chairman of the Board
Lim Ming Seong                     54      November 1987           Deputy Chairman of the Board
Tsugio Makimoto                    64      September 1999          Director

         HO CHING has served on our Board of Directors since November 1987 and as our Chairman of the Board since August 1995. Ms. Ho is the Deputy Chairman of Singapore Technologies Pte Ltd ("ST"), our controlling shareholder, and is concurrently Chairman of the Singapore Exchange listed Singapore Technologies Engineering Ltd. Ms. Ho started her career as an engineer with the Ministry of Defence of Singapore in 1976, and was last appointed director of Defence Material Organization and deputy director of Defence Science Organization before she left in 1987 to join the Singapore Technologies group as director engineering. She retired as President and Chief Executive Officer of ST in December 2001. She is currently a board member of Temasek Holdings (Private) Limited, the investment holding arm of the Singapore Government. In her public service over the years, she has served on various statutory boards and agencies, such as the Economic Development Board, the National Science and Technology Board, the Singapore Institute of Standards and Industrial Research and the Productivity and Standards Board, and is most recently the Chairman of the Institute of Molecular Agrobiology. She is also involved in community service and charitable organisations in her personal capacity. For her public service, she was awarded the Singapore Public Administration medal (silver, 1985) and the Public Service Star (1996) by the Singapore Government. Ms. Ho received a Bachelor of Engineering (Electrical, 1st class Honours, 1976) from the University of Singapore, and the Master of Science (Electrical Engineering,
1982) from Stanford University.

         LIM MING SEONG has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim is currently a corporate advisor to ST, Deputy Chairman of ST Assembly Test Services Ltd and Chairman of CSE Systems & Engineering Ltd. After joining ST in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining ST, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

         TSUGIO MAKIMOTO has served on our Board of Directors since September 1999 and has 42 years of working experience in the semiconductor industry. He is currently Corporate Advisor/Chief Technology Officer to Sony Corporation, or Sony. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto is a member of the Advisory Committee of the NAIST (Nara Institute of Science and Technology) and an Auditor of Hitachi Chemical Corporation since 2000. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto is also a visiting professor at Toyo University.

  THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF EACH OF MS. HO CHING AND
     MESSRS. LIM MING SEONG AND TSUGIO MAKIMOTO TO THE BOARD OF DIRECTORS.

                               PROPOSAL NO. 2(B):
     RE-ELECTION OF DIRECTORS APPOINTED BY THE BOARD AS ADDITIONAL DIRECTORS

         Effective July 16, 2001 and January 16, 2002, the Board appointed Messrs. Tay Siew Choon and Peter Seah Lim Huat respectively as additional members of our Board. In accordance with Article 99 of the Articles of Association of the Company, Messrs. Tay and Seah's appointment to our Board will expire at the Annual General Meeting. They are eligible to stand for re-election and have been nominated by the Board to do so.

         The biographies of Messrs. Tay and Seah follow. For a complete listing of our Board, please see "Item 6. Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC. Also see "Board and Committee Meetings" below and "Item 6. Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a discussion of our Board and Committee meetings and the compensation of our Board members.

NOMINEES FOR DIRECTOR              AGE     DIRECTOR SINCE          POSITIONS CURRENTLY HELD WITH THE COMPANY
---------------------              ---     --------------          -----------------------------------------
Tay Siew Choon                     54      July 2001               Director
Peter Seah Lim Huat                55      January 2002            Director

         TAY SIEW CHOON has served on our Board of Directors since July 2001. Mr. Tay is the Managing Director and Chief Operating Officer of ST and Chief Executive Officer of Green Dot Capital Pte Ltd, a wholly-owned subsidiary of ST. Prior to joining ST, he was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Sembcorp Industries Ltd, Singapore Computer Systems Ltd, SNP Corporation Ltd and PSA Corporation Ltd. Mr. Tay received his Bachelor of Engineering (Electrical) (Honours) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

         PETER SEAH LIM HUAT has served on our Board of Directors since January 2002. Mr. Seah is the President and Chief Executive Officer of ST. Prior to joining ST, he has been a banker for the past 32 years, 22 of which have been with the Overseas Union Bank ("OUB") and before that with Citibank. He retired from his position as Vice Chairman and CEO at OUB in September 2001. Mr. Seah graduated from the University of Singapore in 1968 with an honours degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star in 1999 by the Singapore Government.

          THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF EACH OF MESSRS. TAY SIEW CHOON AND PETER SEAH LIM HUAT TO THE BOARD OF DIRECTORS.

                                 PROPOSAL NO. 3:
   RE-APPOINTMENT OF DIRECTORS PURSUANT TO SECTION 153(6) OF THE COMPANIES ACT

         Section 153(1) of the Companies Act provides that, subject to sub-section (6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows the appointment of such a person by the passing of a resolution (of which no shorter notice than that required to be given to the shareholders of the company of an annual general meeting has been duly given) by a majority of not less than 3/4 of such registered shareholders of the company voting in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the Company.

         In accordance with Section 153 of the Companies Act, Messrs. Aubrey C. Tobey, James H. Van Tassel and Charles E. Thompson are offering themselves up for re-appointment to the Board.

         The biographies of Messrs. Tobey, Van Tassel and Thompson follow. For a complete listing of our Board, please see "Item 6. Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC. Also see "Board and Committee Meetings" below and "Item 6. Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a discussion of our Board and Committee meetings and the compensation of our Board members.

NOMINEES FOR DIRECTOR              AGE     DIRECTOR SINCE          POSITIONS CURRENTLY HELD WITH THE COMPANY
---------------------              ---     --------------          -----------------------------------------
Aubrey C. Tobey                    76      March 1998              Director
James H. Van Tassel                73      June 1993               Director
Charles E. Thompson                72      September 1998          Director

         AUBREY C. TOBEY has served on our Board of Directors since March 1998 and is currently the President of ACT International providing consultancy in the management and marketing of high technology. He has served on the board of Rudolph Technologies since July 1998. From 1983 to 1987, Mr. Tobey was Vice President of Micronix Corporation and from 1965 to 1983 was Corporate Vice President at GCA Corporation. Mr. Tobey was with Arthur D. Little, Inc., a management, science and technology consulting firm from 1959 to 1965. Mr. Tobey received his Bachelor of Science degree in Mechanical Engineering from Tufts University and his Master of Science degree in Mechanical Engineering from the University of Connecticut.

         JAMES H. VAN TASSEL has served on our Board of Directors since June 1993. He is a consultant in the semiconductor industry and has been involved in the electronics and microelectronics industry since 1960. From 1980 to 1991, Dr. Van Tassel was Vice President (Microelectronics) with NCR Corporation. Dr. Van Tassel received his Bachelor of Science degree from the University of Wisconsin at La Crosse, and his Master of Science Degree (Inorganic Chemistry) and Doctor of Philosophy from Texas Technological University.

         CHARLES E. THOMPSON has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

         THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF EACH OF MESSRS. AUBREY C. TOBEY, JAMES H. VAN TASSEL AND CHARLES E. THOMPSON TO
      THE BOARD OF DIRECTORS AND TO HOLD SUCH OFFICE UNTIL THE NEXT ANNUAL
                        GENERAL MEETING OF THE COMPANY.

                                 PROPOSAL NO. 4:
         RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE
                        BOARD TO FIX THEIR REMUNERATION

         The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2001. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2002 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

  THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF KPMG AS THE COMPANY'S
     INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002 AND
             AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION.

                                 PROPOSAL NO. 5:
                           APPROVAL OF DIRECTORS' FEES

         In accordance with Article 81 of the Articles of Association of the Company, Shareholders are requested to approve the payment of Directors' fees up to $433,252 for services rendered during the fiscal year ended December 31, 2001. The Directors' fees for the fiscal year ended December 31, 2001 represent a decrease of $38,748 over the Directors' fees of $472,000 for the fiscal year ended December 31, 2000.

         Please see "Item 6. Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a general discussion of the compensation of our Board members.

          THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF DIRECTORS' FEES UP TO $433,252 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

                                 PROPOSAL NO. 6:
    ALTERATIONS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

         The Board has proposed, subject to approval by the Shareholders, that the Memorandum and Articles of Association of the Company be altered as follows:

MEMORANDUM OF ASSOCIATION

         As part of its corporate finance and treasury activities, the Company may from time to time use derivative instruments principally to manage interest rate risks, identified foreign currency risks resulting from its Singapore dollar denominated debt and, to a lesser extent, its foreign currency purchase commitments which are denominated principally in Japanese yen. The Company will only use derivative financial instruments for the limited purpose of minimizing its risks and does not intend to use them to engage in trades of a speculative nature.

         Although the existing objects clauses in the Company's Memorandum of Association include, inter alia, general powers of investment and dealing in stocks, bonds and securities, the Company considers it appropriate, in order to facilitate the use of derivative financial instruments to minimize the above-mentioned risks, to include an express power in the Memorandum and Articles of Association to use such instruments, including instruments in the capital and debt markets.

PROPOSED ALTERATIONS TO THE MEMORANDUM OF ASSOCIATION

         The alterations which are proposed to be made to the Memorandum of Association of the Company are set out below.

Proposed Alterations to Clause 3

By inserting the following as new sub-clause (f) of clause 3 of the Memorandum of Association of the Company immediately after the existing sub-clause (e) of clause 3 of the Memorandum of Association of the Company:

"(f)              To enter into or to invest in any transaction which is a rate swap transaction, basis swap, forward rate transaction, equity or equity index swap or option, bond option, interest rate option, foreign exchange transaction, cap/floor/collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other derivative, financial instrument, or similar transaction (including any option with respect to any of these transactions or any combination of any of these transactions) whether or not entered into or acquired for the purpose of hedging against or minimizing any loss concerning the assets and business of the Company and in relation thereto, the Company may pay any margin or margin calls or other demands concerning any such transactions or instruments entered into or acquired by the Company."

By renumbering the existing sub-clauses (f) to (hh) (inclusive) of clause 3 of the Memorandum of Association of the Company as sub-clauses (g) to (ii) (inclusive) of clause 3 of the Memorandum of Association of the Company respectively.

ARTICLES OF ASSOCIATION

Articles 2 and 141

         The Company's Articles of Association currently provide, inter alia, for notices or documents to be served on or delivered to members of the Company either personally or by sending it through the post. However, as usage of the internet becomes more pervasive, companies may in the future move towards the direction of serving or delivering notices or documents to their members by electronic means. As part of our continuous efforts to reduce costs and to be more environmentally conscious, we are currently exploring ways of distributing our annual reports, proxy statements, prospectuses and other communications to our members in electronic form, instead of in the traditional hard copy form of printed materials. It is accordingly proposed that the Articles of Association be amended to provide the Company flexibility to pursue this approach at the appropriate time, subject to compliance with the applicable regulatory requirements.

         To facilitate the distribution of notices or documents to members of the Company by electronic means, the Board proposes that Articles 2 and 141 of the Company's Articles of Association be altered accordingly. Consequent upon such alteration, the Company will be able to effectively serve or deliver notices or documents to its members either personally, by post, by facsimile transmission, or by such form of electronic communication as may be approved by the majority of the Directors, subject to compliance with the applicable regulatory requirements.

Articles 87(B), 89, 90, 91, 92 and 94

         Currently under Articles 90 and 94 of the Company's Articles of Association, the Managing Director or Chief Executive Officer or President shall not, while he continues to hold that office, be subject to retirement by rotation at annual general meetings.

         The Board proposes that Articles 90 and 94 be altered so as to require all Directors, including a person holding the office of Chief Executive Officer or President, to be subject to the same provisions as to retirement by rotation as the other Directors of the Company.

         As a consequence to the proposed alterations to Articles 90 and 94, Articles 87(B) and 90 should be further altered so as to provide that a person who ceases to be a Director of the Company should not, ipso facto, cease to hold the position of Chief Executive Officer or President, unless the contract or resolution under which he holds office shall expressly state otherwise.

         The Board is also proposing to alter Articles 89, 90, 91 and 92 to delete all references to "Managing Director" now contained in these Articles.

PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

         The alterations which are proposed to be made to Articles 2, 87(B), 89, 90, 91, 92, 94 and 141 are set out below. For ease of reference and where relevant, the full text of the Articles proposed to be altered has also been reproduced.

Existing Article 2

"2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

...................

"In writing"                        Written or produced by any substitute for writing or partly one and partly another.

..................."

Proposed Alterations to Article 2

By deleting the existing definition of "In writing" in Article 2 in its entirety and substituting therefor the following:

""In writing"                       In written form or in a form produced by any substitute for writing or in the form of an electronic record complying with Section 7 of the Electronic
                                    Transactions Act, Chapter 88."

By inserting the following new definition of "Notice" or "Document" or "Record" or "Report" or similar expressions immediately after the definition of "In writing" in Article 2:

""Notice" or "Document" or          A notice, document, record or report which is made in writing and which
"Record" or "Report" or             complies with any conditions imposed by applicable law (if any), including
other similar expressions           without limitation, Section 9 of the Electronic Transactions Act, Chapter 88."

Existing Article 87(B)

"87.(B)           The appointment of any Director to the office of Chairman or
         Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director or Chief Executive Officer or President shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company."

Proposed Alterations to Article 87(B)

By deleting Article 87(B) in its entirety and substituting therefor the following:

"87.(B)           The appointment of any Director to the office of Chairman or
         Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company."

Existing heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" and
Article 89, and corresponding marginal note to Article 89

           "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT

89.               The Directors may from time to time appoint one or more of                       Appointment of
         their body to be Managing Director or Chief Executive Officer or President of             Managing Director or
         the Company and may from time to time (subject to the provisions of any                   Chief Executive
         contract between him or them and the Company) remove or dismiss him                       Officer or President.
         or them from office and appoint another or others in his or their place or places."

Proposed Alterations to the heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" and Article 89, and the corresponding marginal note to
Article 89

By deleting the heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" and Article 89, and the corresponding marginal note to Article 89, in their entirety and substituting therefor the following:

                      "CHIEF EXECUTIVE OFFICER OR PRESIDENT

89.               The Directors may from time to time appoint one or more of their                 Appointment of Chief
         body to be Chief Executive Officer or President of the Company and may                    Executive Officer or
         from time to time (subject to the provisions of any contract between him                  President.
         or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places."

Existing Article 90 and corresponding marginal note to Article 90

"90.              A Managing Director or Chief Executive Officer or President                      Retirement removal and
         shall not while he continues to hold that office be subject to retirement by              registration of Managing
         rotation and he shall not be taken into account in determining the rotation               Director or Chief
         of retirement of Directors but he shall, subject to the provisions of any                 Executive Officer or
         contract between him and the Company, be subject to the same provisions                   President.
         as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Managing Director or Chief
         Executive Officer or President."

Proposed Alterations to Article 90 and the corresponding marginal note to
Article 90

By deleting Article 90 and the corresponding marginal note to Article 90 in their entirety and substituting therefor the following:

"90.              A Chief Executive Officer or President who is a Director shall, subject          Retirement removal and
         to the provisions of any contract between him and the Company, be subject to the          resignation of Chief
         same provisions as to retirement by rotation, resignation and removal as the other        Executive Officer or
         Directors of the Company."                                                                President.

Existing Article 91 and corresponding marginal note to Article 91

"91.              The remuneration of a Managing Director or Chief Executive                       Remuneration of
         Officer or President shall from time to time be fixed by the Directors and                Managing Director or
         may subject to these presents be by way of salary or commission or                        Chief Executive Officer
         participation in profits or by any or all these modes."                                   or President.

Proposed Alterations to Article 91 and the corresponding marginal note to
Article 91

By deleting Article 91 and the corresponding marginal note to Article 91 in their entirety and substituting therefor the following:

"91.              The remuneration of a Chief Executive Officer or President shall from            Remuneration of Chief
         time to time be fixed by the Directors and may subject to these presents be by way        Executive Officer or
         of salary or commission or participation in profits or by any or all these modes."        President.

Existing Article 92 and corresponding marginal note to Article 92

"92.              A Managing Director or Chief Executive Officer or President shall at all         Powers of Managing
         times be subject to the control of the Directors but subject thereto the Directors        Director or Chief
         may from time to time entrust to and  confer upon a Managing Director or Chief            Executive Officer or
         Executive Officer or President for the time being such of the powers exercisable          President.
         under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

Proposed Alterations to Article 92 and the corresponding marginal note to
Article 92

By deleting Article 92 and the corresponding marginal note to Article 92 in their entirety and substituting therefor the following:

"92.              A Chief Executive Officer or President shall at all times be subject to          Powers of Chief
         the control of the Directors but subject thereto the Directors may from time to           Executive Officer or
         time entrust to and confer upon a Chief Executive Officer or President for the            President.
         time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

Existing Article 94

"94.              At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation. Provided that no Director holding office as Managing Director or Chief Executive Officer or President shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire."

Proposed Alterations to Article 94

By deleting Article 94 in its entirety and substituting therefor the following:

"94.              At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation."

Existing Article 141

"141.             Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) supplied by him to the Depository as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted."

Proposed Alterations to Article 141

By deleting Article 141 in its entirety and substituting therefor the following:

"141.    (A)      Any notice or document may be served on or delivered to any member by the Company either personally or by sending it through:-

                  (a) the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository

                           Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) to the Depository, or by delivering it to such address as aforesaid;

                  (b) a facsimile transmission or other comparable means of instantaneous communication to the number supplied by him to the Company or (as the case may be) to the Depository; or

                  (c) such form of electronic communication or other comparable means of instantaneous communication, as may be approved by the majority of the Directors from time to time, to the electronic or other address supplied by him to the Company or (as the case may be) to the Depository or (where applicable) assigned to him by the Company.

         (B) Service or delivery of notices or other documents shall be deemed to have been effected in the following circumstances:-

                  (a) where such notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted, and has not been returned to the sender as undelivered;

                  (b) where such notice or other document is served or sent by facsimile transmission or other comparable means of instantaneous communication to the number provided by the member, such notice or other document shall be deemed to have been duly served or sent upon receipt of successful answerback or a successful transmission report; and

                  (c) where such notice or other document is served or sent by electronic communication or other comparable means of instantaneous communication to the electronic or other address provided by or assigned to the member, such notice or other document shall be deemed to have been duly served or sent upon transmission of the communication to the mail server designated by such address."

In summary, under proposal No. 6, Shareholders are requested to approve:

a) the inclusion of a new objects clause in the Memorandum of Association of the Company; and
b) the alterations to Articles 2, 87(B), 89, 90, 91, 92, 94 and 141 of the Articles of Association of the Company.

     THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NO. 6 AS DESCRIBED ABOVE AND IN THE NOTICE OF THE ANNUAL GENERAL
                                    MEETING.

                                 PROPOSAL NO. 7:
       AUTHORIZATION OF THE BOARD TO ALLOT AND ISSUE SHARES AND SECURITIES

         The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new Ordinary Shares only with the prior approval of the Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.

         Shareholders' approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2003.

         The requirement for Shareholders' approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares of the Company or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the Option Plan and pursuant to the exercise of purchase rights under the Company Purchase Plan and the SMP Purchase Plan.

         Shareholders' approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the Option Plan, or upon the exercise of any purchase rights under the Company Purchase Plan and the SMP Purchase Plan.

         The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

In summary, under proposal No. 7, Shareholders are requested to authorize the Board to:

a)       allot and issue shares in the capital of the Company pursuant to
         Section 161 of the Companies Act;
b) create and issue securities and to allot and issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act;
c) offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Option Plan;
d) offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company Purchase Plan; and
e) offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the SMP Purchase Plan.

         THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NO. 7 AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.

                        DIRECTORS AND EXECUTIVE OFFICERS

         For information regarding our Directors and executive officers, please see "Item 6. Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC.

                          BOARD AND COMMITTEE MEETINGS

         The Board of Directors held six meetings during the fiscal year ended December 31, 2001, including four regularly scheduled meetings and two special meetings. Overall attendance at Board and Committee meetings was approximately 79% in 2001.

         The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. Specifically, the ERCC:

         -        establishes compensation policies for key executives;

         - approves salary reviews, bonuses and incentives for key executives;

         - approves share incentives, including share options and share ownership for executives;

         - approves key appointments and reviews succession plans for key positions; and

         - oversees the development of key executives and younger executives.

         The members of the ERCC are Ms. Ho (chairman) and Messrs. Borrel, Lim, Thompson, Sum, Tobey, Seah and Tay. The ERCC held 4 meetings during the fiscal year ended December 31, 2001.

         The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company's management to both the internal and external audits. The Audit Committee meets up once with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group.

         The members of the Audit Committee are Messrs. Sum (chairman), Koh, La Blanc and Tobey. The Audit Committee held a total of 8 meetings during the fiscal year ended December 31, 2001. In December 1999, Nasdaq introduced new requirements in connection with audit committees. As a non-U.S. issuer, we have been exempted from compliance with these new requirements. However, we have chosen to adopt certain of the new rules.

         The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel, Sum and Tay. In 2001, the Budget Committee reviewed the capital spending and financial plans for the year 2002, and subsequently approved the same in January 2002. The Budget Committee held a total of 5 meetings during the fiscal year ended December 31, 2001.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         For information regarding the compensation of our Directors and executive officers, please see "Item 6. Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC.

         Please see "Report of the Executive Resource and Compensation Committee on Executive Compensation" below for a discussion of our employee bonus plans.

ISSUANCE OF SHARE OPTIONS

         For information regarding the issuance of share options by the Company, please see "Item 6. Options to Purchase Securities from Registrant or Subsidiaries - Issuance of Share Options" set forth in the Form 20-F as filed with the SEC.

         REPORT OF THE EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

         The Executive Resource and Compensation Committee, or ERCC of the Board of Directors oversees executive compensation and development in the Company. In carrying out this role, it establishes the overall executive compensation strategies to attract, retain and reward executive officers to grow and position the Company as a top-tier and world-class semiconductor foundry. The ERCC periodically reviews its approach to executive compensation.

         The compensation strategies are built around a multi-faceted approach that includes cash-based and long-term equity-based compensation. The combination of these components in the compensation packages for executive officers is designed to reward each executive officer according to the Company's financial and operational performance, as well as the individual's performance. The Company also has a policy on healthcare, welfare and retirement benefits for executive officers that is consistent with what is generally available to executives from the semiconductor industry. The policy is periodically reviewed to maintain its competitiveness.

         The compensation philosophy of the Company is to provide a comprehensive, competitive and attractive remuneration package for each executive officer that will motivate him to plan, drive and execute the business and operational strategies of the Company to maximize financial returns and shareholder value.

EXECUTIVE COMPENSATION

         The total cash-based compensation for each executive officer is comprised of a base salary and discretionary bonuses in accordance with the Company's quarterly performance bonus plan, annual economic value-added (EVA) bonus plan and executive business plan bonus.

         The ERCC establishes the base salary for each executive based on the Company's expectation of his or her performance and potential and industry benchmarks.

         The quarterly performance bonus plan is open to all employees except our President and Chief Executive Officer and is paid at the start of every quarter for the previous quarter's performance. The plan is based on performance criteria that reflect execution of key customer and technology development programs as well as major operational performance indices in manufacturing and customer support when measured against established targets. Under the plan, a maximum of 2 months of an individual's base salary may be paid every year, subject to any revision of the limit by the ERCC. The plan also empowers our President and Chief Executive Officer to set aside a bonus pool (subject to an annual limit approved by the ERCC) to reward extraordinary individual performances during the year.

         Implemented in 1999, the EVA bonus is paid annually to all eligible employees for the Company's performance during the previous fiscal year when measured against the absolute EVA results for that year and the EVA change from the previous year. The EVA plan uses these indicators to create the bonus pool for distribution to employees (including executive officers). For the fiscal year ended December 31, 2001, eligible employees received 0.5 month of their base salary under the EVA bonus plan.

         The executive bonus plan is an incentive plan established to motivate executive officers to strive to meet and exceed the targets set in the Company's annual business plan. Implemented in 1999, the incentive plan rewards executive officers according to the Company's performance and the individual's performance and contributions. The executive bonus is paid once a year after the close of the last fiscal year.

         The long-term equity compensation plan is administered through the Option Plan. The Option Plan was adopted by Shareholders on March 30, 1999 to offer employees of the Company and its affiliates (who satisfy certain eligibility criteria) an opportunity to acquire a proprietary interest in the success of the Company, or to increase such an interest, by exercising options to purchase the Company's shares. Options granted to executive officers may be exercised over a specified period of time (up to ten years), thereby creating a long-term incentive to the executive officers to manage the Company from the perspective of an owner with an equity stake in the business.

         The ERCC maintains a set of guidelines for the determination of the grant of share options to executive officers. The guidelines take into account the individual's performance, his current position and promotion during the performance review period. The relative weight given to each of these factors is left to the discretion of the ERCC and the size of a grant is generally set at a level that is intended to create a meaningful opportunity for share ownership in the Company. The ERCC may grant share options more than once a year.

         To ensure that the executive compensation packages are competitive enough to attract, retain and reward talent, the ERCC keeps itself up to date by referring to data and advice from external compensation consultants, as and when it deems necessary.

         The aggregate compensation paid to executive officers for services rendered to the Company and its subsidiaries for the fiscal year ended December 31, 2001 was approximately $9.3 million.

         The Company also provided its executive officers with customary healthcare, welfare and retirement benefits during the year. An aggregate amount of approximately $1 million was set aside or accrued for executive officers, as elected by the Board, to provide for pension, retirement or similar benefits during the fiscal year ended December 31, 2001. This is to achieve long term retention of these executives, in light of increased competition and mobility of key semiconductor executives in a global market.

EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION

         The members of the ERCC are Ms. Ho (Chairman) and Messrs. Lim, Borrel, Sum, Thompson, Tobey, Seah and Tay. No officers of the Company served on the ERCC. No interlocking relationships exist between the Company's Board of Directors or ERCC and the board of directors or compensation committee of any other company. No member of the ERCC engaged in any insider transactions with the Company that is required to be disclosed pursuant to the U.S. Securities Exchange Act of 1934.

                            By the Executive Resource and Compensation Committee

                            Ho Ching (Chairman)
                            Lim Ming Seong
                            Andre Borrel
                            Sum Soon Lim
                            Charles E. Thompson
                            Aubrey C. Tobey
                            Peter Seah Lim Huat
                            Tay Siew Choon

                             STOCK PERFORMANCE GRAPH

         The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

         This graph compares the total shareholder return of the Company's ADSs with the S&P 500 Index and the S&P Electronics (Semiconductor) Index over a period from October 29, 1999 to December 31, 2001. October 29, 1999 was the first day of trading in the Company's ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company's ADSs, the S&P 500 Index and the S&P Electronics (Semiconductor) Index. It also assumes reinvestment of all dividends.

         Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company's ADSs on October 29, 1999, which was $33.19. The initial public offering price of the Company's ADSs was $20.00 per share.

         The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company's ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

                                    [CHART]

                         29-OCT-99   DEC-99   MAR-00    JUN-00   SEP-00   DEC-00   MAR-01    JUN-01   SEP-01   DEC-01
                         ---------   ------   ------    ------   ------   ------   ------    ------   ------   ------
CHARTERED                  $100       $220     $284      $271     $183     $79       $72      $76      $52      $80
SEMICONDUCTOR ADS

S&P 500                    $100       $108     $111      $108     $107     $98       $87      $92      $78      $87

S&P ELECTRONICS            $100       $110     $176      $174     $121     $87       $67      $75      $49      $73
(SEMICONDUCTOR)

                              CERTAIN TRANSACTIONS

         For a description of related party transactions, please see "Item 7. Related Party Transactions" set forth in the Form 20-F as filed with the SEC.

                                                           BY ORDER OF THE BOARD

                                                              ANGELA HON KAH SIM
                                                               NANCY TAN SEE SIN
                                                       JOINT COMPANY SECRETARIES
Singapore
April 16, 2002

                           -----------------------------------------------------
                           IMPORTANT
                           1. For Investors who have used their CPF moneys to buy shares of Chartered Semiconductor Manufacturing Ltd, the Annual Report 2001 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
                           2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
                           3. CPF Investors who wish to vote should contact their CPF Approved Nominees.
                           -----------------------------------------------------

                 PROXY FORM - FOURTEENTH ANNUAL GENERAL MEETING

I/We,______________________________(Name),of __________________________________

___________________________________________________  (Address) being a member(s)

of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the "Company") hereby appoint

             Name                                     Address                         NRIC/Passport Number      Proportion of
                                                                                                               Shareholding(%)
------------------------------- ---------------------------------------------------- ----------------------- --------------------

------------------------------- ---------------------------------------------------- ----------------------- --------------------
and/or (delete as appropriate)
------------------------------- ---------------------------------------------------- ----------------------- --------------------

------------------------------- ---------------------------------------------------- ----------------------- --------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Fourteenth Annual General Meeting ("Fourteenth AGM") of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on May 15, 2002 at 10:00 a.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Fourteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Fourteenth AGM).

NO.        ROUTINE BUSINESS - ORDINARY RESOLUTIONS                                                        FOR          AGAINST
---------------------------------------------------------------------------------------------------------------------------------
1)         To adopt the Audited Accounts of the Company for the year ended
           December 31, 2001, including the reports of the Directors and the
           Auditors.
---------------------------------------------------------------------------------------------------------------------------------
2(a)       (i) To re-elect Ms. Ho Ching as a Director of the Company pursuant to
               Article 94 of the Company's Articles of Association.
           ----------------------------------------------------------------------------------------------------------------------
           (ii) To re-elect Mr. Lim Ming Seong as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.
           ----------------------------------------------------------------------------------------------------------------------
           (iii)To re-elect Dr. Tsugio Makimoto as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.
---------------------------------------------------------------------------------------------------------------------------------
2(b)       (i) To re-elect Mr. Tay Siew Choon as a Director of the Company pursuant to Article 99 of the Company's Articles of Association.
           ----------------------------------------------------------------------------------------------------------------------
           (ii) To re-elect Mr. Peter Seah Lim Huat as a Director of the Company pursuant to Article 99 of the Company's Articles of Association.
---------------------------------------------------------------------------------------------------------------------------------
3(a)       To re-appoint Mr. Aubrey C. Tobey as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section
           153(6) of the Companies Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------
3(b)       To re-appoint Dr. James H. Van Tassel as a Director of the Company to
           hold office until the next Annual General Meeting pursuant to Section
           153(6) of the Companies Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------
3(c)       To re-appoint Mr. Charles E. Thompson as a Director of the Company to
           hold office until the next Annual General Meeting pursuant to Section
           153(6) of the Companies Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------
4)         To re-appoint KPMG as the Company's Auditors and to authorize the
           Directors to fix their remuneration.
---------------------------------------------------------------------------------------------------------------------------------
5)         To approve Directors' fees up to US$433,252 for the year ended
           December 31, 2001.
---------------------------------------------------------------------------------------------------------------------------------
NO.        SPECIAL BUSINESS - SPECIAL RESOLUTIONS
---------------------------------------------------------------------------------------------------------------------------------
6(a)       To approve the proposed alterations to the Memorandum of Association of the Company.
---------------------------------------------------------------------------------------------------------------------------------
6(b)       To approve the proposed alterations to the Articles of Association of the Company.
---------------------------------------------------------------------------------------------------------------------------------

NO.        SPECIAL BUSINESS - ORDINARY RESOLUTIONS                                                        FOR          AGAINST
---------------------------------------------------------------------------------------------------------------------------------
7(a)       To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter
           50.
---------------------------------------------------------------------------------------------------------------------------------
7(b)       To authorize the Directors to create and issue securities and to allot and issue shares in connection therewith in the capital of the
           Company pursuant to Section 161 of the Companies
           Act, Chapter 50.
---------------------------------------------------------------------------------------------------------------------------------

7(c)       To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company's Share Option Plan 1999.
---------------------------------------------------------------------------------------------------------------------------------

7(d)       To authorize the Directors to offer and grant rights and to allot and issue additional shares in the capital of the Company pursuant to the
           Company's Employee Share Purchase Plan 2001.
---------------------------------------------------------------------------------------------------------------------------------

7(e)       To authorize the Directors to offer and grant rights and to allot and issue additional shares in the capital of the Company pursuant to the
           Share Purchase Plan 2001 for Employees of Silicon Manufacturing
           Partners Pte Ltd.
---------------------------------------------------------------------------------------------------------------------------------

                                                -------------------------------
Dated this       day of                2002.      TOTAL NUMBER OF SHARES HELD
           ------        -------------          -------------------------------


                                                -------------------------------

----------------------------------
Signature(s) of Shareholder(s)/Common Seal

IMPORTANT
Please read Notes below.

NOTES:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Fourteenth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Fourteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Fourteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.